Exhibit 26 (d)(g)

Option to Split Joint Survivorship Life Insurance Policy Upon Federal Tax Law Change Rider	In this rider “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy.

This Rider’s Benefit. This rider gives you the right to exchange this policy for an individual life policy on the life of each insured person without evidence of insurability if the Federal Tax Law is changed and results in (a) the reduction in the unlimited Federal Estate Tax marital deduction provision; or (b) a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%.

To exercise this option, a policy on the life of each insured person must be applied for and issued.

Conditions For Exchange. The following conditions must be met in order to make the exchange:

1.	Both insured persons must be living on the exchange date.

2.

You must request the exchange in writing within six months of the first enactment date of either Federal Tax Law change described above. The Owner of each new policy must have an insurable interest in the insured person. If this policy is assigned, the assignee must consent to the exchange.

3.	This policy must be in effect on the exchange date.

4.	We must receive payment of the first premium for each new policy on or before the Register Date of each new policy.

The New Policy. The face amount of each new policy will be determined such that the initial death benefit will be at least equal to one half of the death benefit of this policy less any outstanding loan and loan interest on the date of exchange. One half of the net cash surrender value of this policy will be applied toward the initial premium on each of the new policies.

The Register Date of the new policy will be the date of exchange. Premiums for the new policy will be based on our rates then in effect. They will be for each insured person’s then attained insurance age and for the same class of risk that the insured person was classified under this policy.

You may choose that the new policy be on any plan of insurance for which it qualifies under our rules then in effect. You may not choose a policy of term insurance, one that includes term insurance or one that provides insurance on more than one life. If either insured person does not qualify for an individual policy under our rules then in effect, this option may not be exercised and the rider will terminate. You may ask that additional benefit riders be included in each new policy. The issue of any rider will require our consent and evidence of insurability satisfactory to us.

When This Rider Will Terminate. This rider will terminate on the earliest of the following dates:

1.	On the policy anniversary nearest the older insured person’s 86th birthday;

2.	On the date of death of the first of the insured persons to die; and

3.	On the date the policy terminates.

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General This rider is part of the policy. It has no cash or loan value. There is no charge for this rider. When this option is exercised, this policy is terminated.

AXA EQUITABLE LIFE INSURANCE COMPANY

[		[

	Mark Pearson, Chairman of the Board and Chief Executive Officer]1		Karen Field Hazin, Vice President, Secretary and Associate General Counsel]1

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